DIGGING IN
DOWN UNDER



NORTH AMERICAN CONSTRUCTION GROUP

EVERYONE GETS HOME SAFE

2023
ANNUAL REPORT





TABLE OF
CONTENTS

FINANCIAL
HIGHLIGHTS

COMBINED REVENUE
UP
3.1x



(In millions of Canadian dollars)
Years ended December 31

ADJUSTED EBITDA
UP
2.9x



(In millions of Canadian dollars)
Years ended December 31

ADJUSTED EPS
UP
2.8x



(In millions of Canadian dollars)
Years ended December 31

FIVE-YEAR
TRENDS

	2023	2022	2021	2020	2019
Combined revenue ($m)	1,273.6	1,054.3	812.2	583.5	715.1
Adjusted EBITDA ($m)	296.9	245.3	207.3	174.3	174.4
Adjusted EBIT ($m)	145.2	113.8	92.7	81.4	71.0
Adjusted EBITDA margin	23.3%	23.3%	25.5%	29.9%	23.4%
Adjusted EBIT margin	11.4%	10.8%	11.4%	14.0%	9.9%
Return on invested capital	12.5%	13.0%	10.8%	10.0%	9.7%
Total assets ($m)	1,546.0	979.5	869.3	839.3	793.2
Invested capital ($m)	1,077.6	661.7	647.5	634.1	587.0
Net debt ($m)	720.9	355.8	369.0	385.9	406.9
Outstanding common shares, excluding treasury shares (m)	26.7	26.4	28.5	29.2	25.8
Adjusted EPS ($)	2.83	2.41	2.06	1.73	1.72
Cash dividend declared per share ($)	0.40	0.32	0.16	0.16	0.12



LETTER TO
SHAREHOLDERS



Dear fellow Shareholders:

2023 was an eventful year and 2024 is shaping up to be equally exciting. Given all that is going on in our growing business, which we now find ourselves operating on a near 50-50 basis between Canada and Australia, my letter to shareholders may be a bit more verbose this year.

I'll start with our fourth quarter and our core businesses. I am extremely proud of the efforts put in by our entire international team in maintaining our operational and safety excellence while closing and commencing integration of a major acquisition, ramping down and ramping up major non-oil sands projects, repricing and resubmitting several major scope changes during the regional oil sands contract, and qualifying and tendering the largest bid pipeline we have ever seen. We operate worldwide under several business names, but our teams work seamlessly together to achieve overall company strategy and goals.

Of our key achievements and highlights in 2023, our safety performance as measured in Total Recordable Injury Rate (TRIR) was particularly notable. We ended the year with a Q4 TRIR of 0.18 and a 2023 TRIR of 0.29. The strong finish to the year brought us below our industry leading target of 0.50 and was the best Q4 safety performance in company history. The full-year 2023 performance was the second-best result in company history and we remain committed to our core value that "everyone gets home safe".

While our oil sands business remains a strong market for large mining equipment, the recent regional contract award and winter reclamation work represent a change in both our customers' contracting philosophies and our fleet management strategy. Typically, our large mining equipment demand in oil sands is almost entirely based on unit rate work whereby we are paid a set dollar amount per unit moved and we bear the risk of achieving our estimated productivity. In this most recent contract, about half of our large mining assets will be provided to the customer as a maintained rental fleet. This contracting model is actually a popular model in Australia, which we are becoming accustomed to, and we believe the modest decrease in top line for us will be more than offset by lower operating risk. As far as our fleet management strategy, we continue to be fully committed to meeting our oil sands customer mining needs but have increased our focus on reallocating underutilized smaller equipment (e.g. 100T haul trucks) into higher demand markets such as Australia and other Canadian resource markets. While we have several bids actively being tendered that incorporate these underutilized fleets, we have also already been able start teardown and shipping of a couple dozen of these assets to support existing demand in Australia. We believe the increased demand in Australia and bid opportunities in Canada will have this fleet fully utilized with improved margins within the next year.

2023 had our largest ever contributions from infrastructure. Our Fargo flood diversion project had its first big year of construction, achieving ~$120M in revenue in 2023, and will have an even bigger construction year in 2024 which is expected to be over $175 million in revenue. We see the market for large earthworks infrastructure, especially those related to energy transition and climate resiliency, creating great opportunities for us in Canada, US, and Australia. We also expect to commence our pursuit of the next big infrastructure project win before the end of the year.

In 2023, our Australian business achieved ~$150 million in revenue with our MacKellar acquisition only contributing to Q4. In 2024, our Australian business is expected to step change up to ~$575M of top line revenue and we see this market presenting both a great environment to grow and also to act as relief valve for underutilized assets and any future potential changes in our demand, such as we may see from reduced commitments and terms from our oil sands customers. We have estimated our market in Australia to be about ten times larger than our Canadian market. In assessing the Queensland coal opportunities specifically, currently more than three quarters of our Australian business revenue comes from Queensland coal, but we are only active on 6 mines with over 50 currently active mines in the Queensland region alone. Needless to say, I am thrilled to be in these markets and looking forward to growing both revenues and margins going forward.

In contrast to the excellent performance in other areas of our business, our Nuna Group of Companies ("Nuna") joint venture unfortunately continued to struggle and the losses it posted in the quarter resulted in us underachieving our EBITDA expectations by approximately $7.5 million. With the blessing of our 51% majority owner, Kitikmeot Corporation a 100% owned entity of the Kitikmeot Inuit Association, NACG, as manager of the joint venture, took several major steps earlier this year to intervene and establish a turnaround plan to return Nuna to operational excellence and provide the systems and process improvements to support future growth. I am confident with the new Nuna leadership, stronger project management and contract administration processes, and restructured back-office support, we can achieve immediate improvements in performance this summer and a stronger and better Nuna moving forward. Adjusting to adversity quickly is a core skill at NACG and we believe the new leadership at Nuna will make it part of their culture as well. Nuna is regarded as the premier trusted Indigenous contractor in northern Canada and has over 30 years of reputation to uphold. We are committed to their legacy and will ensure that customers and employees alike are front and center through this operations-focused improvement initiative. Nuna has long been a major contributor to the Inuit and Indigenous communities they work in, and we fully expect to reestablish that position promptly and grow those contributions moving forward.

Some additional 2023 operational and financial highlights are:

• Strong annual safety performance with a total injury frequency rate of 0.29;

• Record annual financial metrics across the board – combined revenue ($1.3b), EBITDA ($297m), EPS ($2.83), free cash flow ($90m);

• Successful completion and commissioning in August of the 30-month major civil construction project at the gold mine in Northern Ontario, by our NANJV partnership;

• Progress at the Fargo-Moorhead flood diversion project crossed the 30% completion mark having completed well over 20% in this calendar year alone; and

• Telematics is now fully operational in Canada with over 94% data availability and poised for design and implementation in Australia.

Our 2024 priorities and focus are:

- Integration and growth of MacKellar with ERP and stronger systems & processes in place for second half of the year.
- Re-establish Operational Excellence and return Nuna to consistent profitability.
- Qualify for major earthworks infrastructure tender and win meaningful project outside oil sands for smaller mining assets.
- Achieve fleet utilization targets, expand telematics, improve ROIC, and demonstrate value achieved with shared best practices between NACG and MacKellar.

There is definitely a lot going on all around the world with our growing business these days. While we see some downward pressure from reduced terms and commitments in our oil sands business, we also see upside potential in other resource areas and infrastructure, which culminates in our essentially unchanged outlook for 2024. Our estimating teams are currently bidding on projects worth $9 billion which is a testament to the demand we see.

Our full year 2024 outlook remains unchanged primarily as initial performance from MacKellar is meeting expectation. As we settle into the rhythm of the Australian business, we've experienced our first rainy season which does impact top-line but is not as severe as our historical oil sands seasonality. And when factoring in our infrastructure work, which favours summer and fall, we will, for the first time in our history create a much more quarterly consistent business with our Q2/Q3 quarters expected to modestly outperform our Q4/Q1 winter quarters. In the immediate term, we expect 2024 Q1 to represent 20% of full year EBITDA which is a marked contrast to the 33% that 2023 Q1 represented. We have allocated $55 to $70 million of growth capital for the Australian fleet which we had previously modeled in as sustaining capital in the guidance issued last November, but has no impact on the free cash flow for 2024.

To say the least, it's been a busy 2023 and start to 2024 and I want to thank all of our employees, customers, vendors and shareholders for their continued support. I look forward to sharing the next set of results with you in May as we progress through what we expect to be a transitional and transformational year. I am tremendously excited to see what further opportunities this excellent team I am blessed with here at NACG can produce in these strong and growing markets we work in.

Regards,



Joseph C Lambert

MACKELLAR GROUP

Founded in 1966, the MacKellar Group has grown to become one of Australia's largest mining solutions providers. Today, MacKellar supports over 15 ongoing mining projects, and following the acquisition of Western Plant Hire (WPH) in 2022, has strengthened its nationwide capability establishing a strong geographical footprint in the growing mining region of Western Australia. MacKellar's similarities to NACG are uncanny with the WPH investment containing many of the same benefits of NACG's interest in the Nuna Group of Companies.

While MacKellar worked on many large civil projects in its early days, the mining business grew in Blackwater, when the opportunity arose in 1989 to start the Jellinbah mine. During an initial successful box cut and first coal, civil infrastructure such as haul roads, dams and hard stand areas were created proving MacKellar to be a one-stop shop for mining and earthwork activities.

This successful commissioning led to projects such as the Boonal stockpile management, mining services at Yarrabee and eventually fully maintained rentals at Middlemount and a full mine services contract at the Carmichael mine.

With a strong presence in Blackwater, MacKellar has major workshop that provides support to customers and projects in the region. MacKellar stocks componentry for our fleet of almost 500 machines, and provides component rebuilds for our own fleet and clients alike.

Of course, the success of MacKellar wouldn't be possible without a proven safety culture and performance. Driving a safety culture where their people do the right thing because they want to, not because they have to. MacKellar's safety culture is driven from management down as they genuinely care about their people and their families.

As we enter 2024 and MacKellar begins a new chapter as part of North American Construction Group, a whole new world is opening up for both companies







2024
VISION

SAFETY

SUSTAINABILITY

EXECUTION

SAFETY

Our Company is guided by our standard principle to promote the safe, environmentally responsible operations by ensuring that the hazards and environmental impacts associated with our day-to-day work activities are clearly understood and appropriately managed.

In 2023, our Total Recordable Injury Rate ("TRIR") was 0.29 on a target of 0.50. We will work continuously to improve our safety management system and improve our process including safe work practices for identified risks and hazards found in the work we do. NACG recognizes that to achieve our safety vision, we must make our learning systems smarter and more prepared for the potential failures we uncover. We must continually gather information to help prevent any adverse outcomes for our workers and the Company. We will take the time to help our workers understand the importance of learning from each other and in turn our leadership learning from our workers. Through gathering information about our systems and critical tasks it will help identify the places where incidents are most likely to happen and ultimately help us prevent future events.

SAFETY PRINCIPLES

▶ Health, safety and environment are recognized as an integral part of our business.

▶ Our focus on people and relationships, and our uncompromising commitment to health and safety, allows us to acquire some of the best talent in the industry.

▶ We are committed to elevating the standard of excellence in health, safety and environmental protection with continuous improvement along with greater accountability and compliance. Our aim is to have zero incidents.

▶ NACG wants to be recognized as a progressive contractor and industry leader. We will continue to set new standards for safety excellence in the heavy construction and mining sector.



SUSTAINABILITY

Since our inception 70 years ago, NACG has touted an ingrained safe and low-cost provider culture. We believe this culture is key to our business success. We also believe that adopting a strong culture of sustainability, one that balances environmental, social and economic performance, is imperative to long-term success as an industry leader. We have the internal skill sets, individual and corporate desire, and functional ability to operate sustainably in each and every role within our company. Just as cost-consciousness and safe practices are not solely the responsibility of our finance and safety teams, sustainability is the responsibility of every employee. Over the coming years, we will look to further advance our sustainability goals through tangible win-win projects and by formally implementing systems and processes that align with our values while meeting the needs of our customers, partners and key stakeholders.

As part of this objective, we released our 2023 Sustainability Report and plan to issue our 2024 report in the first half of the year. This annual report provides a structured framework for environmental, social, and governance initiatives moving forward. We plan to continue to issue these reports to allow stakeholders to measure progress in a variety of business areas with increasing rigor and metrics. The 2023 Sustainability Report is available on the Company's website at www.nacg.ca/social-responsibility.

COMMITTED TARGETS

1   Diversity

We recognize the importance of having a diverse organization, and that starts at the top. Therefore, we have committed to 30% gender diversity on both the Board of Directors and amongst our senior leadership group.

2   Emissions Reduction

Our scope 1 emissions are derived from combustion of diesel from our off-road heavy equipment fleet. We've committed to reduce our scope 1 emissions intensity by 10% by 2025 and 20% by 2028.

3   Total Recordable Injury Rate Of 0.5 Or Less

We believe all workplace incidents are preventable and will continue to strive for ongoing safety excellence through building on process and culture. A longstanding core goal of NACG, TRIR will continue to be used as one of our benchmarks to measure our safety performance. TRIR is an industry and nationally recognized standard safety metric and will keep the Company in line with our clients.

EXECUTION

Operational excellence is the key to achieving expected margins & shareholder returns. We fully intend to further enhance our reputation for operational excellence as improving site conditions result in the return of long-held operating routines. We will continue to build on our industry leading fleet maintenance strategy to maximize fleet availability and utilization by leveraging our reliability programs, management systems and expertise. We will leverage technological improvements and innovation to improve our operating efficiency, cost structure and component lives.

OPERATIONAL PRIORITIES FOR 2024

- Achieve equipment utilization targets for the Canadian and Australian heavy equipment fleets through mechanical availability and project management initiatives

- Implement best practices and our ERP at the MacKellar Group, including identification of opportunities to better utilize our capital and equipment in Australia

- With a focus on Nuna Group of Companies, put into action practical and experienced-based protocols to ensure predictable high-quality project execution

- Support continued project progress, strong equipment productivities, and cost discipline at the Fargo-Moorhead flood diversion project

- Leverage the telematics program to improve the operational performance and mechanical availabilities of our ultra-class and 240-tonne haul truck fleets



BOARD OF
Directors



Martin Ferron
Chair of the Board
Director Since: June 7, 2012



Joe Lambert
Director Since: January 1, 2021



Bryan Pinney
Lead Director and Chair
of Audit Committee
Director Since: May 13, 2015



John Pollesel
Chair of Operations Committee
Director Since: November 23, 2017



Maryse Saint-Laurent
Chair of Governance &
Sustainability Committee
Director Since: August 8, 2019



Thomas Stan
Chair of Human Resources &
Compensation Committee
Director Since: July 14, 2016



Kristina Williams
Director Since: August 8, 2019



Dr. Vanessa Guthrie AO
Director Since: March 1, 2024

SENIOR
Management



Joe Lambert
President & Chief
Executive Officer



Jason Veenstra
Chief Financial Officer



Barry Palmer
Chief Operating Officer & Regional
President of MacKellar Group



Jordan Slator
Chief Legal Officer



David Kallay
Chief Human Resources Officer



Craig Nauta
Vice President of Operations

Corporate Information

Corporate Headquarters

27287-100 Avenue
Acheson, Alberta T7X 6H8
Phone: 780.960.7171
Fax: 780.969.5599

Auditors

KPMG LLP
Edmonton, Alberta

Solicitors

Bracewell & Giuliani LLP
Houston, Texas
Fasken Martineau DuMoulin LLP
Toronto, Ontario

Exchange Listings

Toronto Stock Exchange
New York Stock Exchange
Ticker Symbol: NOA

Transfer Agent

Computershare Investor Services Inc.
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Investor Information

Investor Relations

Jason Veenstra
Phone: 780.960.7171
Fax: 780.969.5599
Email: IR@nacg.ca
Web: www.nacg.ca

Annual General Meeting

The Annual General Meeting of
North American Construction Group Ltd.
will be held:

Wednesday, May 15, 2024
3:00 PM
North American Construction Group
27287-100 Avenue
Acheson, Alberta



Everyone Gets Home Safe



NORTH
AMERICAN
CONSTRUCTION GROUP

www.nacg.ca